Exhibit 99.3

TITAN TRADING ANALYTICS INC.
Unit 120, 4445 Calgary Trail, Edmonton, Alberta, T6H 5R7
Telephone: (780) 438-1239 Fax: (780) 438-1249

FOR IMMEDIATE RELEASE

TSX Venture Trading Symbol: TTA
NASD OTCBB Trading Symbol: TITAF

TITAN TRADING ANALYTICS INC.
HIRES RENMARK FINANCIAL COMMUNICATIONS INC.

EDMONTON, ALBERTA – (August 21, 2008) – Titan Trading Analytics Inc. (TSX Venture: TTA) (OTCBB: TITAF) (“Titan”) has retained Renmark Financial Communications Inc. (“Renmark”) to provide investor relations services.

“We are pleased to be working with Renmark to increase Titan’s profile in the financial community and enhance the visibility of our core products portfolio at this very exciting time during our company’s history. We are confident that Renmark’s benchmark IR standards will allow Titan to communicate its message to the investment community,” stated Dr. Ken Powell, President and CEO of Titan.

In consideration of the services to be provided, the company has agreed to pay a monthly retainer of $7,000 to Renmark Financial Communications. Titan’s agreement with Renmark has a term of 12 months. Titan has the right to terminate the agreement at any time after February 28, 2009, by providing Renmark with a 30-day written notice to that effect.

Renmark does not have any interest, directly or indirectly, in the securities of Titan nor does it have any intention to acquire said interest.

Renmark's engagement to provide investor relations services is subject to the approval of the TSX Venture Exchange.

About Renmark

Renmark Financial Communications offers a wide range of integrated Investor Relations and Financial Communications Services to small, medium and large cap companies trading on all major North American exchanges.

About Titan

Titan Trading Analytics Inc. is a premier developer and provider of investment analysis, investment management and automated trading solutions for institutional investors and selected groups around the world. Titan Trading Analytics Inc has developed an electronic trading and financial analysis software platform designed to capture, analyze, and execute trades on real-time streaming and historical market tick data. This flagship product is a uniquely powerful and cutting edge automated trading platform. Titan Trading USA LLC utilizes these systems with proprietary models developed, tried and tested over many years to manage assets for selected groups in global markets. Titan's internally developed products and services are at the forefront of the high growth global investment management and trading industry.

FOR FURTHER INFORMATION PLEASE CONTACT:
Titan Trading Analytics Inc.
Ken W. Powell, President & CEO
(780) 438-1239

The TSX Venture Exchange does not accept responsibility for the adequacy and accuracy of this release.